Exhibit 1.02

Conflict Minerals Report of SL Industries, Inc.

This Conflict Minerals Report of SL Industries, Inc., a Delaware corporation (“SL Industries”), for calendar year 2013 is presented to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Unless the context requires otherwise, the terms the “Company,” “we,” “us,” and “our” mean SL Industries and its consolidated subsidiaries. Section 1502 and Rule 13p-1 require that SL Industries perform certain procedures and disclose information about the use and origin of conflict minerals if these minerals are deemed to be necessary to the functionality or production of a product manufactured by SL Industries, or contracted to be manufactured for SL Industries. The minerals covered by these rules are commonly referred to as “conflict minerals” and include tin, tantalum, tungsten and gold (collectively “3TG”).

SL Industries, through its subsidiaries, designs, manufactures and markets power electronics, motion control, power protection, power quality, and specialized communication equipment that is used in a variety of medical, commercial and military aerospace, solar, computer, datacom, industrial, telecom, transportation, utility, rail and highway equipment applications. Its products are generally incorporated into larger systems to improve operating performance, safety, reliability and efficiency. The Company’s products are largely sold to Original Equipment Manufacturers (“OEMs”), the utility industry and, to a lesser extent, to commercial distributors.

The Company currently operates under four business segments: SL Power Electronics Corp. (“SLPE”), the High Power Group, SL Montevideo Technology, Inc. (“SL-MTI”) and RFL Electronics Inc. (“RFL”). TEAL Electronics Corp. (“TEAL”) and MTE Corporation (“MTE”) are combined into one business segment, which is reported as the High Power Group.

SLPE designs, manufactures and markets high-reliability power conversion products in internal and external footprints. The Company’s power supplies provide a reliable and safe power source for the customer’s specific equipment needs. SLPE, which sells products under three brand names (SL Power Electronics, Condor and Ault), is a major supplier to the OEMs of medical, industrial/instrumentation, LED, and information technology equipment.

HIGH POWER GROUP sells products under two brand names: TEAL and MTE. TEAL designs and manufactures power quality products that include noise suppression isolation transformers, power conditioned distribution systems, voltage regulators, and high level integrated cabinets with preinstalled prewired power quality and distribution components. TEAL primarily sells to OEMs of medical imaging, medical treatment, military aerospace, semiconductor, solar, and advanced simulation systems. MTE designs and manufactures power quality solutions used to protect electrical equipment, bring harmonics into compliance, and improve the efficiency of variable speed motor drive systems. MTE’s standard product lines include: harmonic filters, three-phase AC reactors, DC link chokes, and motor protection filters. TEAL and MTE also design and build customer specific and custom products for special applications. These products are typically used in industrial plants, renewable energy facilities, and commercial buildings.

SL-MTI designs and manufactures high power density precision motors that are used in numerous mission critical applications, including military and commercial aerospace, oil and gas, medical, and industrial products.

RFL designs and manufactures communication and power protection products/systems that are used to protect electric utility transmission lines and apparatus by isolating faulty transmission lines from a transmission grid. These products are sophisticated communication systems that allow electric utilities to manage their high-voltage power lines more efficiently. RFL also provides products and systems used by rail and highway industries. RFL provides systems design, commissioning, training, customer service, and maintenance for all of its products.

Description of SL Industries’ Reasonable Country of Origin Inquiry

In accordance with Section 1502, SL Industries has performed a ‘reasonable country of origin inquiry’ (“RCOI”) on minerals that were in our supply chain after January 31, 2013, to determine whether these minerals were sourced from the Democratic Republic of the Congo (“DRC”) or adjoining countries (“the Covered Countries”) or come from recycled or scrap sources. As a result of the RCOI process, SL Industries has concluded in good faith that during 2013:

•	SL Industries has manufactured and contracted to manufacture products to which 3TG are necessary to the functionality or production of such products and;

•	SL Industries was not able to conclude the source of raw materials for products it manufactures or contracts to be manufactured.

Due Diligence

In accordance with Rule 13p-1, SL Industries performed due diligence to determine the source and chain of custody necessary to determine conflict minerals in the Company’s product offerings. SL Industries designed its due diligence measures to conform in all material respects with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (“OECD Framework”) and related supplements for each of the conflict minerals.

SL Industries’ due diligence measures were based on the OECD Framework and extensive communications with its suppliers. SL Industries, as a purchaser, is many steps removed from the mining of the conflict minerals and does not purchase raw ore or unrefined conflict minerals. Identifying the presence of 3TG is a challenge and the origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined, and converted to ingots, bullion, or other conflict mineral containing derivatives. Because the smelters and refiners are consolidating points for raw ore and are in the best position in the supply chain to know the origin of the ores, the Company focused its efforts during this first reporting year on building conflict mineral awareness with its suppliers and contract manufacturers, assessing the transparency of its supply chain, and making initial identification where possible, of the smelters/refiners in its supply chain. SL Industries is implementing a system of internal controls to identify and trace conflict minerals usage within its supply chain. A summary of SL Industries’ activities, which are in line with the OECD framework, are outlined below.

Step 1: Establish strong company management systems

•	Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas: SL Industries’ Conflict Minerals Steering Committee has adopted and will maintain a formal policy that reflects the Company’s desire to achieve a DRC conflict free determination over time.

•	Structure internal management systems to support supply chain due diligence: SL Industries has established a governance model to oversee the implementation and ongoing management of a conflict minerals compliance program that includes a Steering Committee and a conflict minerals Core Team. The Steering Committee’s objective is to solicit the participation of leadership from the various SL Industries business units and functions to develop, document and maintain a governance structure which enables sustainable compliance and actively mitigates the risk of not meeting regulatory requirements. The Core Team is responsible for developing policies, standards, and processes derived from input provided by Steering Committee members as well as developing and maintaining a project charter, compliance project plan, communication strategy, awareness training, project status report, and standard retention policy.

•	Establish a system of controls and transparency over the mineral supply chain: SL Industries has implemented a process to evaluate parts and suppliers in the supply chain for potential conflict minerals risk. In alignment with the OECD guidelines, SL Industries’ subsidiaries identified and assessed the risks in its supply chain by conducting a risk rated analysis of products, parts, and suppliers. Supplier agreements are in the process of being updated to require suppliers to provide information on their use and source of conflict minerals. SL Industries actively cooperates and participates with industry associations to enhance transparency and traceability in the supply chain. SL Industries is adapting its internal processes, procedures and systems to accommodate the capture, maintenance, retrieval and reporting of conflict minerals supplier and parts status thereby improving transparency and the ability to certify its status in forthcoming years.

•	Strengthen company engagement with suppliers: SL Industries is in the process of communicating its policy regarding conflict minerals to all suppliers and provides at risk suppliers compliance training.

•	Establish a company level grievance mechanism: SL Industries has provided a feedback mechanism on its website at http://sli.irpage.net/c-minerals.php, which is available to all interested parties to provide information or voice their concerns regarding the company’s sourcing and use of conflict minerals in its products.

Step 2: Identify and assess risks in the supply chain

•	Identify high risk parts and suppliers: SL Industries performed due diligence in the identification of the parts within each of their active bills of materials (“BOMs”) that are known or are likely to contain conflict minerals. Using a risk based approach, SL Industries identified parts within the active BOMs that contain or are likely to contain a conflict mineral; this process was reviewed for completeness.

•	Survey the suppliers: SL Industries requires suppliers to complete a survey at the supplier and part level based on the Citizenship Coalition - Global e-Sustainability Initiative (“EICC-GeSI”) template.

•	Collect responses: SL Industries reviews survey responses received from suppliers for completeness and follows-up with any supplier that has not completed the survey through an outreach program.

•	Review supplier responses: SL Industries reviews survey responses received from suppliers and validates them for completeness and sufficiency. Based on this review, each survey is assigned a conflict minerals status determination, including: out of scope (no conflict minerals present), DRC Conflict Free, Not DRC conflict free, or undeterminable.

•	Aggregate supplier survey responses: SL Industries reviews aggregated supplier survey responses and reports key RCOI metrics as part of a bi-monthly conflict minerals reporting process.

•	Review and assess smelter information: SL Industries conducts a review of summary smelter information to determine if the smelter is certified as conflict free or if supporting information presents a “red flag” as defined by the OECD Guidance.

Step 3: Design and implement a strategy to respond to identified risks

•	Report findings to designated senior management outlining the information gathered and the actual and potential risks identified in the supply chain risk assessment: SL Industries has completed the OECD gap analysis and provided a summary of the identified risks and gaps to the Steering Committee with recommended action plans to reduce risks and close gaps.

•	Devise and adopt a risk management plan: SL Industries has developed a risk mitigation strategy with the goal of systematically reducing the extent of exposure to certain risk and the likelihood of its occurrence.

•	Implement the risk management plan, monitor and track performance of risk mitigation, report back to designated senior management and consider suspending or discontinuing engagement with a supplier after failed attempts at mitigation: SL Industries is in the process of implementing its risk mitigation plan in accordance with the conflict minerals implementation. Conflict mineral reporting requirements have been integrated into SL Industries’ broader internal control procedures.

•	Undertake additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances: SL Industries has integrated these policies, procedures, and systems modifications in a systematic and deliberate manner that make them integral to SL Industries’ business. SL Industries has established the capability to routinely obtain, maintain, and retrieve the key data required to demonstrate reasonable efforts for compliance. Additional fact finding, risk assessments, and changes in circumstances will take place as part of SL Industries’ annual review of the conflict minerals compliance program.

Step 4: Carry out independent third-party audit of smelter/refiner’s due diligence practices

•	Plan an independent third party audit of the smelter/refiner’s due diligence for responsible supply chains of minerals: In accordance with the OECD guidance, SL Industries participates in industry driven programs and supports independent third-party audits of the smelter/refiner’s due diligence by independent industry associations who perform these audits. Given the nature of SL Industries’ business, the associated cost, as well as the current lack of transparency in the supply chain, SL Industries is not in a position to audit smelters/refiners.

•	Implement the independent industry association audit in accordance with the audit scope, criteria, principles and activities defined in the OECD guidance: SL Industries is considering membership in the Conflict Free Smelter Initiative whose Conflict Free Smelter audit conforms to the OECD guidance.

Step 5: Report annually on supply chain due diligence

•	Annually report or integrate, where practicable, into annual sustainability or corporate responsibility reports, additional information on due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas: SL Industries has implemented a process to summarize, review, and approve compliance results and completion of the Form Specialized Disclosure and the Conflict Minerals Report and timely file this report with the SEC.

The due diligence procedures described above resulted in the following assertions:

•	Due to the lack of information received from suppliers or other sources, SL Industries is unable to determine and to describe the facilities used to process those necessary conflict minerals.

•	Certain suppliers that responded to our inquiries indicated in their responses that the information provided was at a company or divisional level and did not include a comprehensive list of smelters. Therefore, we were unable to determine their country of origin.

•	Consistent with the OECD guidance for downstream companies such as SL Industries, our efforts to determine the mine or location of origin of necessary conflict minerals with the greatest possible specificity encompassed our due diligence measures described above, including a review of whether the smelters reported to be in the supply chain of our direct suppliers were verified as compliant with the Conflict Free Smelter Program, and were not conclusive.

Results of SL Industries Reasonable Country of Origin Inquiry

Based on the process described above, SL Industries received the following results from its RCOI:

Initial Assessment and Survey:

Suppliers in scope of conflict minerals requirements: 600

Suppliers surveyed: 600

Supplier Responses: 295 (49%)

No conflict minerals in materials provided to SL Industries: 93 (32%)

Conflict minerals do not originate from DRC or adjoining countries: 18 (6%)

Conflict minerals source is unknown: 184 (62%)